Exhibit 99.1
For Immediate Release
FORDING ANNOUNCES APPOINTMENT OF VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
CALGARY, April 30, 2008 — Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced the appointment of Mr. Mark Gow, CA as Vice President and Chief Financial Officer of the Trust effective April 30, 2008. Mr. Gow will also be appointed Vice President and Chief Financial Officer of the Elk Valley Coal Partnership by its managing partner, Teck Cominco.
Mr. Gow will succeed Mr. Jim Brown who will remain as a Vice President and an Officer of the Trust and Elk Valley Coal until his retirement at the end of the year.
Mr. Gow has been with the Trust and its predecessors for 11 years. He previously held the position of Vice President, Finance, and prior to that held the position of Controller. Mr. Gow holds a Bachelor of Commerce degree from the University of Calgary and is a member of the Canadian Institute of Chartered Accountants and Financial Executives International Canada.
“We look forward to having Mark assume the role of Chief Financial Officer,” said Michael Grandin, Chairman and Chief Executive Officer of the Trust. “His experience and many years with the Trust will serve him well as he takes on this new challenge. We would also like to acknowledge the many contributions which Jim has made to the success of our organization and wish him all the best in his upcoming retirement.”
About Fording
Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Elk Valley Coal Partnership is the world’s second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry.

The Trust’s shares are traded on the Toronto Stock Exchange under the symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Colin Petryk	Najda Dupanovic
Director, Investor Relations	Coordinator, Investor Relations
403-260-9823	403-260-9892

Email: investors@fording.ca
Website: www.fording.ca